Type:  425
Sequence: 1
Description:  Rule 425 Communications

                                      Filed by 24/7 Media, Inc.
                                      Pursuant to Rule 425 under the Securities
                                        Act of 1933
                                      Commission File Number 0-29768
                                      Subject Company:  24/7 Media, Inc.


Meg Brossy                   Corey Olfert                   Sandra Laws
24/7 Media                   Fleishman-Hillard              LawsComm Public
212-231-7104                 213-489-8253                   Relations
mbrossy@247media.com         olfertc@fleishman.com          303-755-4400
                                                            sandra@lawscomm.com

                      24/7/EXACTIS CONFERENCE CALL SCRIPT

JOEL HERSKOVITS:

Good morning and thank you for joining us today for our conference call to announce an exciting strategic acquisition by 24/7 Media. I'm Joel Herskovits, Director of Investor Relations for 24/7 Media, and I'm here with David Moore, our CEO, Andy Johns, our CFO, and Tom Detmer, CEO of Exactis.com.

You should have received or be in the process of receiving today's release. If you need a copy of the release, please call us at 212-231-7100.

Dave will lead off the call today with an overview of the transaction and a discussion of how Exactis fits into 24/7's overall strategic picture. Tom will then give his perspective on the position of the combined business in the email space. Andy will give you some numbers of what this combined business looks like. And finally, we will leave time at the end of the call to address any questions.

I would like to ask you to please keep in mind that during the course of the conference call we will be providing some forward-looking statements that are subject to risk factors and uncertainties. I urge you to review our 10-K and 10-Q's to review the cautionary statements and risk factors contained therein.

With that, I'll turn it over to our CEO, David Moore ... Dave?

DAVID MOORE:

Thanks Joel.


Good morning, everyone, and thank you for joining us today. The acquisition of Exactis catapults us into a clear leadership position as the preeminent global provider for customer acquisition and customer relationship management. This is a space where, until today, no player has


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established true leadership. This acquisition places us in a commanding position to help our clients to both acquire and retain customers like never before.

24/7 Media announced earlier today that we entered into a definitive agreement to acquire Exactis.com through a stock-for-stock transaction. Upon closing, we will exchange .6 of a share of 24/7 Media common stock for each outstanding share of Exactis common stock. The total transaction value based on yesterday's closing price is nearly $500 million.

24/7 Media has been moving relentlessly during the past two years toward our goal of becoming the preeminent global provider of interactive marketing solutions and services. We have already built the largest global ad network and the largest fully permissioned opt-in email database. We are currently rolling out our next generation ad serving solution, 24/7 Connect. Through recent strategic acquisitions, we have further expanded into third party ad serving solutions, loyalty programs, and technology solutions to ensure that we are at the forefront of content delivery in other new mediums such as wireless and broadband. We have always had the best sales force in this industry, and through these recent strategic initiatives we have also built the deepest and most talented technology team in the e-marketing solutions business.

Now, with the acquisition of Exactis, I am delighted to report that we have taken a major step in rounding out our full range of global customer relationship management solutions. We believe that this acquisition will also help us to unlock the inherent value in our company by demonstrating our leadership in a new space which only we command.

Exactis.com is the largest provider of permission-based precision e-mail marketing and communications outsourcing solutions for category leaders in e-commerce, media and financial services. Exactis has been in business since 1996, during which time it has built by far the most robust e-mail engine in the industry. In fact, Exactis delivered over 650 million e-mail messages in the fourth quarter of 1999 and has more than 100 corporate clients. This technology capacity is already more than twice as big as anyone other in the industry, and the company will further expand that capacity by the end of March 2000 when it expects to have capacity to deliver over 50 million messages per day, or 1 1/2 billion per month.

And now, with the development of Exactis' proprietary TargetMessaging product, it has the leading suite of customized e-mail communications solutions. Exactis works with corporate clients to distribute news and information, deliver event-triggered communications, and target and manage large-scale one-to-one e-mail marketing campaigns for both retention and acquisition. Its success can be measured by its rapidly expanding blue- chip roster of clients, which includes such high-quality names as Tribune, American Express, The Economist, Sony, Charles Schwab, MSNBC, the Industry Standard and the Red Herring, to name just a few.

To give you an idea of what this combination means for our combined client base, let me review for you where it puts us today. We have two core groups of assets - our databases and our technologies - which have been developed and are being supported by a team of over 250 leading engineers and developers. Our email database is the largest in the industry, with more than 20 million opt-in email addresses under management. And we will now be using our leading sales organization to deliver a broad suite of CRM products and services, for both customer acquisition and retention.


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As I just mentioned, our technology staff now totals over 250 engineers and developers. Prior to this transaction, we had seized technology leadership of the global ad serving market, and we can now say that our technology team is the strongest one across all platforms. The combined forces afford 24/7 Media additional breadth and capacity worldwide.

With that, I'd like to turn this over to Tom Detmer for his thoughts. Tom?

TOM DETMER:

Thank you, Dave.

Good morning everyone.

I am extremely excited to be on this call today with Dave and Andy, as we announce this transaction to bring together our leading technology capabilities across the e-mail space with 24/7's strength in Internet and e-mail marketing and technology capabilities.

In the past year, I have watched 24/7 Mail as it has grown from a near-start-up operation to its position today. With a database of more than 20 million opt-in e-mail names, 24/7 Mail has quickly established itself as the clear industry leader of permission-based e-mail addresses which can be utilized for customer acquisition. It's done a fantastic job in building a deep, rich database of names, and we are extremely excited about tying ourselves to the largest and best permission-based opt-in e-mail provider available.

As Dave alluded to earlier, the Exactis business evolved out of the customer relationship management side of the emarketing business. Our core strength has been in developing the industry-leading technology platform from which we deliver email solutions, as well as recently adding targeted services for one-to-one e-mail marketing through our TargetMessaging solution.

We have actually worked with 24/7 over the past few months recently in developing our new ProspectMessaging service, which brokers permission- based, opt-in email names owned by 24/7 and others. So, before we even formalized our relationship, we have had an opportunity to work with and know each other well.

Now, as part of the 24/7 Media family, no one else will be able to match our strength of deploying a large-scale, fully integrated Internet marketing solution. We are truly able to offer the only end-to-end solution - both ad serving and email - customer acquisition and retention. It's really what our clients say they ultimately want.

Finally, when our technologists got together with their technologists, our staff was very impressed. Their management is very strong and experienced. Their architecture for 24/7 Connect is excellent. And it appears that our hardware and software configurations will fold together very easily. Our staff thought 24/7 Connect was very user friendly, will scale well, and will ultimately become the new global standard in ad serving.

With that, let me turn it over to Andy, who will briefly run through some of the exciting metrics that we see by putting our businesses together.

ANDY:

Thanks, Tom.


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                                                                             4

Before I get into some of the metrics that will be achieved by the combined company, let me lay out a few facts about the deal.

First of all, as Dave said, the definitive agreement has been signed. While this is subject to shareholder approvals, we have already locked up a majority of the Exactis shares. A significant minority of 24/7's shareholders, including all those shares represented on our Board, have committed their votes in favor of this deal as well. The deal is expected to close in 3-4 months, depending on SEC timing.

Based on 24/7's closing price last night, the deal was priced at a 38% premium over Exactis's 30-day average stock price. We believe this compares favorably with other recent deals in this sector, particularly since their stock price did not experience a big run-up prior to announcement.

We will be issuing a total of approximately 7.6 million shares of our stock for their current shares outstanding. In addition, we will be assuming options and warrants equal to another 2.3 million of our shares on a fully- diluted basis.

The deal is structured utilizing purchase accounting treatment, resulting in significant goodwill on our balance sheet, which we expect to amortize over the next 4 years.

When we look at the impact of the Exactis operation as part of 24/7, it is very clear that we will reap many benefits.

First off, based on the Street consensus for Exactis, it is clear that, pro forma for all of 2000, they would be adding at least $20 million to our revenue. We are extremely comfortable with this number. In fact, I can tell you now that the combined business, on a pro forma basis, should generate an absolute minimum of $10 million during the first quarter of 2000 alone.

In terms of gross profit, Exactis's business model is extremely favorable. Their gross margin has been running in the 84% range and is expected to remain there. Therefore, as their business is folded in, our overall gross margin target for the combined business will increase by at least 5 percentage points. As we drive a higher proportion of our overall business into higher margin business lines including this, that number may increase even more.

For operating costs, we believe that there are some meaningful synergies to be enjoyed. In particular, Exactis has already developed many of the technology capabilities that were envisioned for development to benefit 24/7 Mail during the coming 12 months. We will be able to immediately employ those technologies, and we will save on the costs of development. In addition, Exactis was launching into a major expansion of its sales efforts during the coming 12 months. We expect to enjoy some meaningful leverage off of 24/7's industry-leading sales force.

On an EPS basis, therefore, prior to goodwill and deal-related charges, this deal is accretive for 24/7. We expect that the inclusion of Exactis in with 24/7 will result in an improvement in EPS, on a pro forma full year basis for 2000, of at least 3 cents per share. In addition, while we had generally guided the Street to expect 24/7 to achieve cash breakeven in its operations by mid-2002, this acquisition should help to accelerate that timetable slightly.

At this point, I'd like to mention, for those of you that don't already know, that 24/7 Media has planned an Analyst Day for Friday afternoon, March 10th, at which we will present to the Street all of the positive


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                                                                             5

events that have been happening within the company. At that time, we will be prepared to present new guidance for combined financial projections, incorporating not only anticipated results of operations including Exactis but also the anticipated results for our other recent acquisitions: Imake, Sabela and AwardTrack.

With that, I'd like to turn it back to Dave Moore.  Dave?

DAVE MOORE:

Thank you, Andy. This concludes our formal remarks. I'll turn the call back over to the conference administrator, who will instruct you how to enter the queue for questions.

[Q & A is conducted. Then the conference administrator turns the call back over to David Moore]

DAVE MOORE:

Once again, thank you very much for taking the time today to participate in this conference call. I'd like to close by reiterating how excited we are about the prospects for 24/7, and how glad we are that Exactis is about to become part of our family. If you have any further questions, please don't hesitate to contact us personally. Thank you, and we look forward to reporting continued exciting growth in the future.

                 Caution Concerning Forward-Looking Statements

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein due to changes in economic, business, competitive and/or regulatory factors. More detailed information about those factors is set forth in the most recent quarterly report and other filings with the Securities and Exchange Commission made by the companies named herein. In addition, the following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain stockholder approval for the merger, the risk that the 24/7 Media and the Exactis.com businesses will not be integrated successfully, the potential for impairment of relationships with employees or customers, the costs related to the merger, the inability of the companies to realize synergies or other anticipated benefits of the merger, and other economic, business, competitive and/or regulatory factors affecting the businesses of 24/7 Media and Exactis.com. None of the companies named herein are under any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                     ---

Investors and security holders are urged to read the definitive joint proxy statement/prospectus regarding the merger referenced in the foregoing information when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by 24/7 Media and Exactis.com. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by 24/7 Media and Exactis.com with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from 24/7 Media by directing a request to IR@247media.com or by calling (212) 231-7100.


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